Exhibit (a)(4)

Dear Stockholder:

On behalf of the Board of Directors of Genesis Microchip Inc. (“Genesis”), I am pleased to inform you that on December 10, 2007, Genesis agreed to be acquired by STMicroelectronics N.V. (“Parent”). Sophia Acquisition Corp., a wholly-owned subsidiary of Parent (“Offeror”), has today commenced a tender offer to purchase all outstanding shares of common stock of Genesis at a price of $8.65 per share in cash.

After successful completion of the tender offer, Offeror will be merged with Genesis, and any Genesis common stock not purchased in the tender offer will be converted into the right to receive an amount in cash equal to $8.65 per share.

The Board of Directors of Genesis has unanimously determined that the merger agreement and the transactions contemplated thereby, including each of the offer and the merger, are fair to and in the best interests of the holders of shares, has approved and authorized the merger agreement and the transactions contemplated thereby, including each of the offer and merger, and recommends that the holders of shares accept the offer and tender their shares pursuant to the offer.

A copy of Genesis’ solicitation/recommendation statement is enclosed. It contains additional information relating to the tender offer and the merger, including a description of the reasons for your Board of Directors’ recommendations described above. Also enclosed are Offeror’s offer to purchase, dated December 18, 2007, a letter of transmittal for use in tendering your shares and other related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read the enclosed information and consider it carefully before tendering your shares.

On behalf of the Board of Directors, we thank you for your support.

Sincerely,

Jeffrey Diamond
Chairman of the Board